SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               Griffon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    398433102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 30, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      398433102              SCHEDULE 13D         PAGE 2 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,535,040
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,535,040
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,535,040
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      398433102              SCHEDULE 13D         PAGE 3 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,251,560
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,251,560
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,251,560
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      398433102              SCHEDULE 13D         PAGE 4 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    283,480
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                283,480
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            283,480
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      398433102              SCHEDULE 13D         PAGE 5 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE E. HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,535,040
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,535,040
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,535,040
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.       398433102             SCHEDULE 13D         PAGE 6 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CONRAD BRINGSJORD
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,535,040
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,535,040
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,535,040
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.5%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      398433102              SCHEDULE 13D         PAGE 7 OF 10 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on December 20, 2006 by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands company ("CSO"), George E. Hall and Conrad Bringsjord (collectively, the "Reporting Persons"), with respect to the shares of Common Stock, par value $0.25 per share (the "Shares"), of Griffon Corporation, a Delaware corporation (the "Issuer"), as previously amended by Amendment No. 1 dated February 7, 2007, Amendment No. 2 dated March 15, 2007 and Amendment No. 3 dated May 9, 2007, is hereby amended as set forth herein by this Amendment No. 4.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

        Funds for the purchase of the Shares reported herein were derived from available capital of CMSF and CSO. A total of approximately $60.5 million was paid to acquire such Shares.


ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On May 30, 2007, CGI delivered a letter to the Issuer's board of directors stating that, as it had not received a meaningful response from the Issuer's management and advisors with respect to CGI's desire for a transaction to maximize shareholder value of the Issuer, CGI wished to outline a proposal directly to the Board. The letter proposed a $25.00 per share public recapitalization, led by CGI, where up to 50% of the outstanding shares would be purchased through a tender offer. CGI outlined the proposed financing for the recapitalization, indicating that it had discussed the financing with several major financial institutions and believed that the financing was easily obtainable. The proposal was subject to certain conditions, including various changes in governance, receipt of financing, and retention of a restructuring firm to manage the Issuer on an interim basis to reduce costs. A copy of this letter is attached hereto as Exhibit E and is incorporated herein by reference.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

        (a) As of the close of business on May 30, 2007, the Reporting Persons beneficially owned an aggregate of 2,535,040 Shares, constituting approximately 8.5% of the Shares outstanding.

        The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 29,824,276 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2007.

        (b) By virtue of investment management agreements with each of CMSF and CSO, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,251,560 Shares held by CMSF and the 283,480 Shares held by CSO. By virtue of his direct and indirect control of CGI, George
E. Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. By virtue of his position as managing director and senior portfolio manager of CGI, Conrad Bringsjord is also deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. Accordingly, CGI, George E. Hall and Conrad Bringsjord are deemed to have shared voting and shared dispositive power with respect to an aggregate of 2,535,040 Shares.

        (c) Information concerning transactions in the Shares effected by the Reporting Persons since the most recent filing on Schedule 13D is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

        The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 235,200 Shares through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

        Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

---------------------------                                 -------------------
CUSIP NO.      398433102             SCHEDULE 13D           PAGE 8 OF 10 PAGES
---------------------------                                 -------------------


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A - Joint Filing Agreement dated December 20, 2006 (previously filed) Exhibit B - Letter to Issuer dated December 20, 2006 (previously filed) Exhibit C - Letter to Issuer dated March 15, 2007 (previously filed)
Exhibit D - Letter to Issuer dated May 8, 2007 (previously filed)
Exhibit E - Letter to Issuer dated May 30, 2007

---------------------------                                 -------------------
CUSIP NO.      398433102             SCHEDULE 13D           PAGE  9 OF 10 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2007


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 /s/ George E. Hall
                                 ------------------------------
                                 George E. Hall


                                 /s/ Conrad Bringsjord
                                 ------------------------------
                                 Conrad Bringsjord

---------------------------                                 -------------------
CUSIP NO.      398433102             SCHEDULE 13D           PAGE 10 OF 10 PAGES
---------------------------                                 -------------------

                                   SCHEDULE B

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE THE MOST RECENT FILING
                                 ON SCHEDULE 13D

Clinton Multistrategy Master Fund, Ltd.

        Trade Date        Shares Purchased (Sold)     Price Per Share ($)
        ----------        -----------------------     -------------------
        05/10/2007                20,900                    22.62
        05/10/2007                 4,400                    22.59
        05/11/2007                 1,000                    22.49
        05/14/2007                 4,000                    22.19
        05/15/2007                 4,600                    21.84
        05/16/2007                 1,000                    21.67
        05/21/2007                 3,000                    21.87
        05/22/2007                 1,500                    21.92
        05/24/2007                 3,000                    21.82
        05/24/2007                 3,100                    21.76
        05/25/2007                 2,900                    21.66
        05/30/2007                 8,829                    21.84

                                    Exhibit E

                    LETTER TO THE ISSUER'S BOARD OF DIRECTORS

                                                            May 30, 2007

Board of Directors
Griffon Corporation
100 Jericho Quadrangle
Jericho, New York 11753

To Griffon Board Members:

We have recently attempted to discuss with management and its advisors an outline of a PROPOSED $25.00 PER SHARE PUBLIC RECAPITALIZATION of Griffon Corporation ("Griffon" or the "Company"). Unfortunately, to date, we have not received a meaningful response with respect to the proposal. Therefore, we would like to outline our transaction to the Board of Directors with the hope that we will ultimately receive a favorable response to our proposal. We would appreciate a response within two weeks so that we can expeditiously finalize our due diligence with respect to arranging financing as well as appropriately addressing structural issues with the Company.

We propose a $25.00 per share public recapitalization, led by Clinton Group Inc., where up to 50% of shares outstanding are purchased through a tender offer. Each existing shareholder would be entitled to have a minimum of 50% of their current holdings purchased if proration is required.

The sources of financing for the recapitalization are expected to be as follows:
     o  $395 million 1st lien bank financing
     o  $130 million 2nd lien bank financing
     o Approximately $65 million incremental capital from Clinton Group, or its affiliates and co-investors.

At less than 5.0x total debt to EBITDA, we believe this is a reasonable and flexible debt financing proposal for the Company. We have been in discussions with several major financial institutions regarding the debt financing, and believe this financing to be easily obtainable. Compared to relevant corporate refinancing and leveraged buyout transactions in the current marketplace, this capital structure is actually conservative.

  o  The proposal is contingent on:
     o Clinton Group initially appointing a majority of the directors to the board, who will be subject to annual elections thereafter;
     o Adoption of the governance modifications articulated in our previous letter, including board declassification, to be implemented for the benefit of all shareholders;
     o Mr. Blau to be designated Non-Executive Chairman with any associated change of control payments deferred until he no longer remains a member of the Board of Directors;
     o Engagement of a restructuring firm to manage the Company on an interim basis focusing on cost reductions related to corporate overhead, segment SG&A, manufacturing, distribution, product sourcing, product rationalization and other areas designed to greatly improve the profitability of Griffon's businesses. We have been in contact with a firm who is willing to commence this engagement on an expedited basis;
     o Completion of due diligence, and funding, by major financial institutions with whom we have had discussions regarding financing terms and structure; and

     o Equity incentive plans created for the management teams of the individual subsidiaries.

We believe that undergoing a levered recapitalization by utilizing the strength of the Company's balance sheet, coupled with executing a turnaround in Griffon's struggling business segments and rationalization of corporate overhead, will ultimately create tremendous value on a per share basis over the long-term.

Offering both attractive rates and favorable terms, the current debt financing markets further suggest that now is the opportune time to employ leverage to reduce the Company's cost of capital while executing on a strategy that will provide existing shareholders with partial monetization of their shares at a premium to today's market price and the upside in Griffon's "turnaround."

Based on our analysis of comparable companies, it seems that the cost structure of Griffon can be reduced dramatically. If significant annual cost savings are outlined and a plan is undertaken by the restructuring firm to realize such savings in the near-term, then we believe the stock of Griffon should trade well north of the $25 tender price and offer significant long-term upside. For example, using a conservative 15x P/E multiple on a tax effected $20 million of savings divided by a share count reduced by 43% (through the recapitalization and Clinton Group's incremental equity investment) YIELDS IN EXCESS OF $9.00 PER SHARE OF INCREMENTAL VALUE.

We look forward to hearing your response to our proposal and meeting with members of the board and its advisors to discuss our proposal in detail.



Clinton Group Inc.

/s/ Conrad Bringsjord
---------------------------
Conrad Bringsjord


cc:  Dusty Philip
     Goldman Sachs